Filed by: Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1993

Subject Company: Pfizer Inc.

Commission File No.: 333-188750

NOTICE TO PARTICIPANTS

Pfizer Canada Inc. Employer Match Savings Plan

Pfizer Animal Health Canada Inc. Savings Plan

In Connection With the Offer to Exchange Shares of Class A Common Stock of Zoetis Inc.

Which are Owned by Pfizer Inc.

for Shares of Common Stock of Pfizer Inc.

IMMEDIATE ATTENTION

June 7, 2013

Re: Exchange Offer for Shares of Zoetis Inc. Owned by Pfizer Inc.

Dear Member:

Our records reflect that, as a participant in the Pfizer Canada Inc. Employer Match Savings Plan, or Pfizer Animal Health Canada Inc. Savings Plan (the Savings Plans), a portion of your individual account is invested in a Pfizer common stock fund(s), whether it is in the Registered Retirement Savings Plan (“RRSP”) or the Non-Registered Savings Plan (“NREG”) (each a “Stock Fund”). Pfizer Inc., a Delaware corporation (the “Company”), has initiated an offer to exchange (the “exchange offer”) shares of Class A common stock, par value USD 0.01 per share (“Zoetis common stock”), of Zoetis Inc. (“Zoetis”) held by the Company in exchange for shares of common stock, par value USD 0.05 per share (“Pfizer common stock”), of the Company that are validly tendered and are not validly withdrawn, upon the terms and subject to the conditions set forth herein and in the enclosed Prospectus.

Enclosed are materials related to the exchange offer and an Exchange Offer Instruction Form for your immediate attention. As described below, you have the right to instruct Sun Life Financial (Sun Life) to exchange shares of Pfizer common stock for shares of Zoetis common stock within your Savings Plan. There will be no fee to you for instructing Sun Life to exchange your shares of Pfizer common stock held in the Savings Plans.

To understand the exchange offer fully and for a more complete description of the terms and conditions of the exchange offer, you should carefully read the following materials about the exchange offer that are enclosed with this notice:

1.	Information and Exchange Offer Instruction Form
2.	Frequently Asked Questions
3.	Prospectus

You can find additional information about the exchange offer at: www.zoetisexchange.com.

In order to participate in the exchange offer, you need to complete the enclosed Exchange Offer Instruction Form and return it to Sun Life via fax at 1-877-791- 9205 so that it is RECEIVED by 12:00 noon Eastern Time, on June 17, 2013, unless the exchange offer is extended. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of your direction may also be extended.

If you do not properly complete and return the Exchange Offer Instruction Form such that it is received by 12:00 noon Eastern Time, on June 17, 2013, subject to any extensions of the deadline, shares of Pfizer common stock attributable to your individual participant account will be considered uninstructed and will not be exchanged pursuant to the exchange offer.

To properly complete your Exchange Offer Instruction Form, you must do the following:

•	Indicate the number of shares (whole shares) you want to exchange for each of the RRSP and NREG, as applicable.
•	Date and sign the Exchange Offer Instruction Form in the applicable spaces provided.
•

Fax the Exchange Offer Instruction Form to Sun Life at 1-877-791-9205 so that it is received by Sun Life no later than 12:00 noon, Eastern Time, on June 17, 2013, unless the exchange offer is extended. If the exchange offer is extended, the deadline for receipt of your Exchange Offer Instruction Form may also be extended, if administratively feasible.

SHARES OUTSIDE THE PLAN

If you hold shares of Pfizer common stock directly, you will receive, under separate cover, exchange offer materials which can be used to tender such shares. Those exchange offer materials may not be used to direct Sun Life to exchange the shares attributable to your individual account under the Savings Plans. Similarly, the enclosed Exchange Offer Instruction Form may not be used to tender non-Plan shares of Pfizer common stock.

FURTHER INFORMATION

If you require additional information concerning the procedure to exchange shares of Pfizer common stock attributable to your individual participant account under the Savings Plan, please contact the Sun Life Financial Customer Care Centre at 1-866-733-8612, from 8:00 a.m. to 8:00 p.m. Eastern Time, any business day.

If you require additional information concerning the terms and conditions of the exchange offer, please call Georgeson Inc., the information agent for the exchange offer, directly at 1-866-628-6024, from 9:00 a.m. to 11:00 p.m. Eastern Time, any business day.

This notice does not contain all of the information that may be important to you. You should carefully read the terms and conditions of the exchange offer contained in the Prospectus, including the discussion, beginning on page 25 of the Prospectus, of the risk factors that you should consider in connection with the exchange offer.

None of Pfizer Canada, Pfizer Animal Health Canada (Zoetis) (or any of their respective directors or officers) or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. This communication is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer.

Group Retirement Services are provided by Sun Life Assurance Company of Canada, a member of the Sun Life Financial group of companies.

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Pfizer Canada Inc. Employer Match Savings Plan

and Pfizer Animal Health Canada Inc. Savings Plan

Information and Exchange Offer Instruction Form Relating to the Offer to Exchange

Zoetis Common Stock for Pfizer Common Stock

Background

In February 2013, Pfizer Inc. (“Pfizer”) sold approximately 19.8% of Zoetis Inc. (“Zoetis”) common stock in an initial public offering. Pfizer retained the remaining outstanding shares of, and a controlling stake in, Zoetis. Pursuant to the Prospectus, dated May 22, 2013 (the “Prospectus”), as amended, Pfizer is now offering holders of Pfizer common stock the opportunity to exchange shares of Pfizer common stock for the shares of Zoetis common stock owned by Pfizer (the “exchange offer”). The exchange offer is of a limited duration and will end on June 19, 2013, unless extended.

If you wish to exchange a portion or all of the shares of Pfizer common stock you hold in the Pfizer Canada Inc. Employer Match Savings Plan or the Pfizer Animal Health Canada Inc. Savings Plan for shares of Zoetis common stock, please carefully read the important information in this document.

As a Pfizer Canada Inc. or Pfizer Animal Health Canada Inc. (Zoetis) colleague holding shares of Pfizer common stock in the Savings Plans with Sun Life Financial, you are eligible to participate in the exchange offer. This means that you will have an opportunity to exchange all or a portion of your shares of Pfizer common stock held in the Savings Plans for shares of Zoetis common stock under a new Zoetis Stock Fund.

Key date

If you decide to exchange some or all of the shares of Pfizer common stock in your Savings Plan, you must complete and fax the enclosed form to Sun Life Financial before 12:00 noon Eastern Time on June 17, 2013. The fax number is included on the enclosed form.

If you do not want to exchange your shares of Pfizer common stock held in your Savings Plan, no action is required.

The Pfizer common stock in the Savings Plans is held in the Pfizer Stock Fund. In a similar manner, the Zoetis common stock will be held in the Zoetis Stock Fund.

For Pfizer colleagues

It is expected that the Zoetis Stock Fund will only be available in the Pfizer Canada Inc. Employer Match Savings Plan for one year. Furthermore, you will not be allowed to buy more shares of Zoetis common stock or instruct Sun Life Financial to invest new contributions in the Zoetis Stock Fund. After the exchange has been processed, you will be allowed to transfer “inkind” any Zoetis share you may have to your personal brokerage account. After one year, the Zoetis Stock Fund will be eliminated from the Pfizer Canada Inc. Employer Match Savings Plan. At that time, if you have not transferred your shares of Zoetis common stock to your personal brokerage account, any balance you may hold in the Zoetis Stock Fund will be sold. Proceeds from this sale will be transferred within your account to the Savings Plan default investment fund, which is the Interest Income Fund.

For Pfizer Animal Health (Zoetis) colleagues

If you decide to keep your shares of Pfizer common stock in the Pfizer Animal Health Canada Inc. Savings Plan, note that you may be required to redeem these shares within one year. Additional details will be provided by Zoetis in advance of any changes.

Important information about the exchange offer

1)	The exchange offer is designed to permit holders of Pfizer common stock to exchange their shares of Pfizer common stock for shares of Zoetis common stock at a 7% discount, subject to an upper limit of 0.9898 shares of Zoetis common stock per share of Pfizer common stock. If the upper limit is not in effect, for each USD 100.00 of shares of Pfizer common stock accepted in the exchange offer, tendering shareholders would receive approximately USD 107.52 of Zoetis common stock.

2)	The final exchange ratio, reflecting the number of shares of Zoetis common stock that tendering shareholders will receive for each share of Pfizer common stock accepted in the, exchange offer, will be announced by press release by 4:30 p.m. Eastern Time on June 19, 2013, unless the exchange offer is extended or terminated.

3)	Please note that any transfers within a non-registered plan will trigger a deemed disposition which could be taxable. Please consult a tax advisor prior to making a selection.

4)	Please note that all US dollar values, as specified in the Prospectus, will be converted into Canadian dollars since the Savings Plans are wholly valued in Canadian dollars.

Also included in this package are a Frequently Asked Questions (FAQ) document and the Prospectus that will provide additional details on the exchange offer.

You should carefully read the terms and conditions of the exchange offer contained in the Prospectus, including the discussion, beginning on page 25 of the Prospectus, of the risk factors that you should consider in connection with the exchange offer.

Questions and contact information

If you have questions about the exchange offer or if you would like to request copies of the Prospectus from Pfizer without charge, please contact the information agent for the exchange, Georgeson Inc., between 9:00 a.m. and 11:00 p.m. Eastern Time, toll-free at 1-866-628-6024, any business day.

You can also view information about the exchange offer, including the Prospectus, on the following website: www.zoetisexchange.com.

If you have any questions about the enclosed instruction form or your savings plan, please contact the Sun Life Financial Customer Care Centre at 1-866-733-8612 between 8:00 a.m. and 8:00 p.m. Eastern Time, any business day.

Group Retirement Services are provided by Sun Life Assurance Company of Canada, a member of the Sun Life Financial group of companies.

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EXCHANGE OFFER INSTRUCTION FORM

This form is designed to allow you, as a member of the Pfizer Canada Inc. Employer Match Savings Plan or the Pfizer Animal Health Canada Inc. Savings Plan, to instruct Sun Life Financial that you wish to exchange any or all of the shares of Pfizer common stock you hold in your plan for shares of Zoetis common stock. If you wish to do so, please provide the information requested below.

NOTE: If you do not wish to exchange any shares you do not need to take any action.

The completed Exchange Offer Instruction Form must be RECEIVED by Sun Life Financial by 12:00 noon Eastern Time on June 17, 2013. Fax number: 1-877-791-9205

Member Number	Member Name

Yes, I wish to exchange my shares of Pfizer common stock for shares of Zoetis common stock. Please indicate number of shares to tender.

You may select ALL or a specific number of shares (whole shares only) up to the maximum shares you hold in the Savings Plan. If you indicate fractional shares, note that the shares exchanged will be rounded down to the next closest whole share number.

Pfizer shares — Registered Retirement Saving Plan (RRSP)

Pfizer shares — Non-Registered Savings Plan (NREG)

IMPORTANT

Your final Exchange Offer Instruction Form will be the one executed, so if you send multiple Exchange Offer Instruction Forms, all prior ones will be nullified by your final instruction.

To withdraw or modify your submitted Exchange Offer Instruction Form, please contact the Sun Life Financial Customer Care Centre at the number showing below.

Date	Signature

Questions?

If you have any questions about this form, please contact Sun Life Financial’s Customer Care Centre at 1-866-733-8612 from 8:00a.m. to 8:00 p.m. Eastern Time, any business day.

For any other questions about the exchange offer please contact Pfizer’s information agent, Georgeson Inc. at 1-866-628-6024 between 9:00 a.m. and 11:00 p.m. Eastern Time, any business day.

Frequently Asked Questions Relating to the

Offer to Exchange Zoetis Common Stock for Pfizer Common Stock

1.	How can I get additional information regarding the exchange offer?

If you require additional information concerning the terms and conditions of the exchange offer, call Georgeson Inc., the information agent for the exchange offer, at 1-866-628-6024. Representatives are available Monday through Friday from 9:00 a.m. through 11:00 p.m., Eastern Time. Also, visit www.zoetisexchange.com for more information throughout the exchange offer period (beginning on May 22, 2013 and, unless extending, ending June 19, 2013).

If you have any questions about your balance in the Savings Plan or whether you are eligible to participate in the exchange offer, call the Sun Life Financial Customer Care Centre at 1-866-733-8612 from 8:00 a.m. to 8:00 p.m. Eastern Time, any business day.

2.	Why am I being given this opportunity to participate in the exchange offer for Zoetis common stock?

Holders of Pfizer common stock are being offered the opportunity to exchange shares of Pfizer common stock for shares of Zoetis common stock pursuant to the exchange offer. As a participant in one of the eligible Savings Plans with a balance in any of the eligible Stock Funds (Registered Retirement Savings Plan, “RRSP”, or Non-Registered Savings Plan, “NREG”), you are eligible to participate in the exchange offer and make an election to direct Sun Life Financial to exchange all or a portion of your shares in Pfizer common stock funds for shares in the new Zoetis Stock Fund. The eligible Savings Plans include:

•	Pfizer Canada Inc. Employer Match Savings Plan
•	Pfizer Animal Health Canada Inc. Savings Plan

3.	Will I be charged any fees or commissions if I participate in the exchange offer?

There are no broker trading fees or commissions if you elect to participate in the exchange offer under the Savings Plans.

4.	Where can I find out how many shares of Zoetis common stock I will receive for my shares of Pfizer common stock if I participate in the exchange offer?

The Prospectus includes the terms and conditions of the exchange offer. Read the Prospectus for more information and before making an investment decision to participate in the exchange offer. You can find more information, including the final exchange ratio when it is available, at www.zoetisexchange.com.

5.	Where can I find my current account balance in an eligible Stock Fund within my Savings Plan?

You can see your Savings Plan balance, including any current balance in a Stock Fund, by going to mysunlife.ca. You can also call the Sun Life Financial Customer Care Centre at 1-866-733-8612, from 8:00 a.m. to 8:00 p.m. Eastern Time any business day.

6.	How do I know how many shares of Pfizer common stock I have in my Stock Fund(s)?

You can see the number of shares you hold in your Savings Plan balance, by going to mysunlife.ca. You can also call the Sun Life Financial Customer Care Centre at 1-866-733-8612, from 8:00 a.m. to 8:00 p.m Eastern Time, any business day.

7.	Will exchanging shares of Pfizer common stock for shares of Zoetis common stock trigger a taxable event?

An exchange of shares within the RRSP will not trigger a taxable event. An exchange of non- registered shares (NREG account) will trigger a deemed disposition, which could be taxable. Please consult a tax advisor for more information.

8.	What happens to my balance(s) in the Pfizer Stock Funds if I do not elect to participate in the exchange offer?

If you do not make an election to participate in the exchange offer, your existing balance(s) will remain invested in the Pfizer Stock Fund(s).

For Pfizer Animal Health (Zoetis) colleagues only: If you decide to keep your shares of Pfizer common stock in the Pfizer Animal Health Canada Inc. Savings Plan, note that you may be required to redeem these shares within one year. Additional details will be provided by Zoetis in advance of any changes.

ZOETIS COMMON STOCK:

9.	How will the exchange offer work in the Savings plans?

After the Savings Plan election deadline which is 12:00 noon, Eastern Time, on June 17, 2013, Sun Life Financial will proceed to tender, pursuant to the exchange offer, those shares of Pfizer common stock for which Sun Life Financial receives a properly executed Exchange Offer Instruction Form indicating that the shareholder wishes to exchange his or her shares of Pfizer common stock for shares of Zoetis common stock. A new Zoetis Stock Fund will be established in each of the eligible Savings Plans as part of the exchange offer. Pfizer Stock Fund shares will be exchanged for shares of the Zoetis Stock Fund.

10.	How will Zoetis common stock be established in the Savings Plans?

A new Zoetis Stock Fund will be established in each of the eligible Savings Plans as part of the exchange offer. The only way Pfizer colleagues can invest in the Zoetis Stock Fund within the Pfizer Canada Inc. Employer Match Savings Plan is through the exchange offer. It is expected that the Zoetis Stock Fund will only be available under the Pfizer Canada Inc. Employer Match Savings Plan for one year after the end of the exchange offer period. During this time you will be able to transfer your account balance to any of the investment options available under the Savings Plan in which you participate or you can transfer your shares of Zoetis common stock “in-kind” to your personal brokerage account.

After the one year has elapsed, the Zoetis Stock Fund will be eliminated. At that time, if you have a Zoetis Stock Fund balance, the balance will be sold and the proceeds will be transferred within your account to the Savings Plan default investment, which is currently the Interest Income Fund.

11.	Can I purchase Zoetis common stock in the Savings Plan after the exchange offer has expired?

For Pfizer colleagues: No. The only way Pfizer colleagues can invest in shares of Zoetis common stock within the Savings Plans is through the exchange offer. The Zoetis Stock Fund established in the Savings Plan through the exchange offer will not be eligible for future contributions or other exchanges/transfers into the fund.

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For Pfizer Animal Health (Zoetis) colleagues: The newly created Zoetis Stock Fund will be one of your “active” investment options in the Pfizer Animal Health Canada Inc. Savings Plan. Under this Plan, you will be able to make ongoing contributions to this fund. The Zoetis Stock Fund in this Plan will likely remain an active option and is not expected to be eliminated after a one-year period, as is expected in the Pfizer Canada Inc. Employer Match Savings Plan.

12.	Can I transfer or sell out of the Zoetis Stock Fund in my Savings Plan after the exchange offer?

Yes, you will be able to transfer or sell your shares held in the Zoetis Stock Fund at any time, although for any Pfizer colleagues, you cannot purchase or re-purchase shares in the Zoetis Stock Fund once they are sold.

13.	The Zoetis Stock Fund is expected to be available for one year in the Pfizer Canada Inc. Employer Match Savings Plan. What happens if I do not exchange out of that fund before the end of the one-year period?

For Pfizer colleagues only: The Zoetis Stock Fund is expected to be available under the Pfizer Canada Inc. Employer Match Savings Plan for a one-year period and will then be eliminated. At that time, if you have a Zoetis Stock Fund balance, the balance will be sold and the proceeds will be transferred within your account to the Savings Plan default investment, which is currently the Interest Income Fund.

Additional details regarding the elimination of the Zoetis Stock Fund will be provided in advance of the date that the Zoetis Stock Fund will be eliminated.

14.	If I participate in the exchange offer within the Savings Plans, will I be able to request a withdrawal of Zoetis common stock “in-kind” as shares?

Yes. You will be able to request that the balance in your Zoetis Stock Fund be paid to you ‘in-kind” as shares of Zoetis common stock. For shares held in a non-registered account (NREG) transferring the shares ‘in-kind” will not trigger a taxable event.

EXCHANGE OFFER PROCESS

15.	What if I hold shares of Pfizer common stock outside of the Savings Plan?

If you hold shares of Pfizer common stock in any other type of account outside of the Savings Plan (for example, a brokerage account) and wish to tender those shares, you will be required to complete a separate election with the institution where these shares of Pfizer common stock are held. You should have received separate communications packages and instruction forms for each of your Savings Plans, and outside accounts which hold shares of Pfizer common stock.

Please note: There are different election deadlines and requirements to elect to exchange Pfizer common stock outside of the Savings Plans. Please refer to the additional materials you may have received for those accounts for more information.

16.	Is there any possibility that the exchange offer will not go through?

Yes, it is possible. Pfizer is not required to complete the exchange offer unless certain conditions, as specified in the Prospectus, are satisfied.

Group Retirement services are provided by Sun Life Assurance Company of Canada, a member of the Sun Life Financial group of companies.

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Forward-Looking Statements

Statements in this communication relating to matters that are not historical facts are “forward-looking” statements, and reflect Zoetis’s and Pfizer’s current views with respect to, among other things, future events and performance. Forward-looking statements are generally identified by using words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “should,” “can have,” “likely” or the negative version of these words or comparable words or by using future dates in connection with any discussion of future performance, actions or events. Forward-looking statements are not guarantees of future performance, actions or events. These matters involve risks and uncertainties as discussed in Pfizer’s and Zoetis’s periodic reports on Form 10-K and Form 10-Q, and current reports on Form 8-K, and the Prospectus, filed with the Securities and Exchange Commission (the “SEC”). Many factors could cause actual results to differ materially from Pfizer’s and Zoetis’s forward-looking statements. This communication also contains statements about the exchange offer. Many factors could cause actual results to differ materially from Pfizer’s or Zoetis’s forward-looking statements with respect to the exchange offer, including the parties’ ability to satisfy the conditions of the exchange offer, and risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Pfizer’s or Zoetis’s financial condition, results or operations or liquidity.

Forward-looking statements are subject to risks and uncertainties, many of which are beyond the control of Zoetis or Pfizer, and are potentially inaccurate assumptions. Investors should not put undue reliance on forward-looking statements. Forward-looking statements speak only as of the date on which they are made. Zoetis and Pfizer undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Investors should understand that it is not possible to predict or identify all such factors.

Additional Information and Where to Find It

Zoetis has filed with the SEC a registration statement on Form S-4 that includes the Prospectus. The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer has delivered the Prospectus to holders of Pfizer common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. This communication is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus.

Holders of Pfizer common stock may obtain the Prospectus, and other related documents filed with the SEC, by calling the SEC at 1-800-SEC-0330 and online at http://www.sec.gov. Holders of Pfizer common stock may also obtain a copy of the Prospectus and other information about the exchange offer on http://www.zoetisexchange.com. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of Pfizer common stock who call 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (internationally).